UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 2007

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the transition period from to .

COMMISSION FILE NUMBER: 1-12164

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

WOLVERINE TUBE, INC. SAVINGS PLAN

(the “Plan”)

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

WOLVERINE TUBE, INC.

200 Clinton Avenue West, Suite 1000

Huntsville, Alabama 35801

WOLVERINE TUBE, INC. SAVINGS PLAN

Financial Statements and Supplemental Schedules

(Modified Cash Basis)

December 31, 2007 and 2006

(With Report of Independent Registered Public Accounting Firm)

WOLVERINE TUBE, INC. SAVINGS PLAN

Financial Statements and Supplemental Schedules

(Modified Cash Basis)

KPMG LLP Suite 1800 420 20th Street North Birmingham. AL 35203

Report of Independent Registered Public Accounting Firm

Wolverine Tube, Inc.

Savings Plan:

We have audited the accompanying statements of net assets available for benefits (modified cash basis) of Wolverine Tube, Inc. Savings Plan (the Plan) as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits (modified cash basis) for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in note 2, the financial statements and supplemental schedules were prepared on the modified cash basis of accounting, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States of America.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits (modified cash basis) of the Plan at December 31, 2007 and 2006, and the changes in its net assets available for benefits (modified cash basis) for the years then ended, on the basis of accounting described in note 2.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule of assets (held at end of year) (modified cash basis) and the supplemental schedule of delinquent participant contributions (modified cash basis) as of and for the year ended December 31, 2007 are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements for the year ended December 31, 2007 and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ KPMG LLP

July 24, 2008

KPMG LLP, a U.S. limited liability partnership, is the U.S.

member firm of KPMG International, a Swiss cooperative.

WOLVERINE TUBE, INC. SAVINGS PLAN

Statements of Net Assets Available for Benefits

(Modified Cash Basis)

December 31, 2007 and 2006

	2007	2006
Assets:
Investments, at fair value (note 3):
Wolverine Tube, Inc. common stock	$134,552	198,774
Pooled separate accounts	33,911,218	30,327,705
Guaranteed investment contracts	18,793,855	17,140,214
Loans to participants	2,246,238	2,204,689

Total investments	55,085,863	49,871,382
Cash	359	212

Net assets available for benefits	$55,086,222	49,871,594

See accompanying notes to financial statements.

WOLVERINE TUBE, INC. SAVINGS PLAN

Statements of Changes in Net Assets Available for Benefits

(Modified Cash Basis)

Years ended December 31, 2007 and 2006

	2007	2006
Additions:
Dividends and interest	$611,182	567,094
Loan interest	174,985	162,333
Net appreciation in fair value of investments	2,415,073	2,783,660
Contributions:
Participant	3,220,041	3,394,404
Employer	4,428,847	2,113,176
Other	—	85,992

Total additions	10,850,128	9,106,659

Deductions:
Distributions	5,617,893	5,949,939
Administrative expenses	14,961	7,691
Other	2,646	—

Total deductions	5,635,500	5,957,630
Transfer to other plan (note 1)	—	2,371,688

Net increase	5,214,628	777,341
Net assets available for benefits, beginning of year	49,871,594	49,094,253

Net assets available for benefits, end of year	$55,086,222	49,871,594

See accompanying notes to financial statements.

WOLVERINE TUBE, INC. SAVINGS PLAN

Notes to Financial Statements

(Modified Cash Basis)

December 31, 2007 and 2006

(1)	Description of the Plan

The following description of Wolverine Tube, Inc. Savings Plan (the Plan) provides only general information. Participants should refer to the Plan Document and Summary Plan Description for a more complete description of the Plan’s provisions.

(a)	General

The Plan is a defined contribution plan covering substantially all United States employees of Wolverine Tube, Inc. (the Company), except for employees of the Jackson, Tennessee, and Carrollton, Texas locations. Eligibility is based on hire date and participation in the Plan is available 45 days from hire date. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

In 2006, the Company established the Wolverine Tube Savings Plan for the Carrollton and Jackson Locations. On March 1, 2006, the Plan transferred to the Wolverine Tube Savings Plan for the Carrollton and Jackson Locations all assets and liabilities associated with Carrollton, Texas and Jackson, Tennessee participants, representing net assets of $2,371,688.

Effective April 30, 2006, no new contributions are invested in Wolverine Tube, Inc. common stock and no transfers are permitted to Wolverine Tube, Inc. common stock.

(b)	Plan Administration

Prudential Bank and Trust, F.S.B., is the Trustee of the Plan. The Plan is administered by the Company. See also note 6.

(c)	Contributions

Subject to regulatory limitations, participants may contribute up to 50% of annual pre-tax and after-tax compensation, as defined in the Plan. Participants who have attained age 50 before the end of the plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Effective March 1, 2006, the Company makes discretionary matching contributions and contributes 50% of the first 2% of a participant’s contribution. The Company also makes Safe Harbor contributions equal to 3% of a participant’s compensation for qualified employees.

In addition, effective March 1, 2006, the Company at its discretion may make Success Share contributions. These contributions are based on the Company’s Earnings Before Interest, Taxes, Depreciation, and Amortization (EBIDTA) performance against predetermined targets set annually. Success Share contributions are distributed based on the ratio of a participant’s eligible compensation as defined by the Plan to the aggregate of such compensation for all eligible participants. During 2007, Success Share contributions totaled $1,094,560 for 2006. There were no Success Share contributions made in 2006.

Finally, effective March 1, 2006 through December 31, 2010, the Company makes Transition contributions to the Plan for all eligible employees who have met the allocation requirements for the Transition contribution.

4	(Continued)

WOLVERINE TUBE, INC. SAVINGS PLAN

Notes to Financial Statements

(Modified Cash Basis)

December 31, 2007 and 2006

The amount of this contribution is equal to a percentage of a participant’s compensation determined in accordance with the following schedule established to include age and credited length of service:

Transition years:	Percentage
Less than 50	0%
50-54	0.50%
55-59	1.00%
60-64	1.60%
65-69	2.30%
70-74	3.10%
75 or more	4.00%

During 2007, Transition contributions totaled $847,880 for 2006. There were no Transition contributions made in 2006.

In addition to the Transition contribution described above, the Company made a special Transition contribution to the Plan on behalf of the eligible employees employed at and on the payroll of the Company’s Warwick, Rhode Island location who received a Transition contribution for the 2006 contribution period and who were employed by the Company on December 31, 2006, in order to include in the Transition contribution calculation a participant’s years of service for periods of continuous employment with Engelhard Corporation immediately preceding the sale of assets by Engelhard Corporation to the Company on October 1, 2000. The special Transition contribution totaled $63,728 in 2007.

Prior to March 1, 2006, the Company made discretionary matching contribution and contributed 38% of the first 3% and 20% of the next 2% of participants’ contributions, except for participants employed at the Small Tube Products Co., Inc. Division. For the Small Tube Products Co., Inc. Division, the Company contributed 25% of participants’ contributions up to 7.5% of participants’ compensation.

Prior to March 1, 2006, the Plan also provided for Company discretionary profit sharing contributions. No such discretionary contributions were made in 2007 or 2006.

Upon enrollment, participants may direct employee and Company contributions to any of the Plan’s fund options, except for Wolverine Tube, Inc. common stock (see note 1(a)). Participants may change their investment options at any time with the exception of investments in the Company’s stock, where such change is limited to once every 30 days. The Plan currently offers 15 pooled separate accounts as investment options for participants.

(d)	Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contributions and (b) Plan earnings or losses. Allocations of earnings or losses are based on account balances as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

5	(Continued)

WOLVERINE TUBE, INC. SAVINGS PLAN

Notes to Financial Statements

(Modified Cash Basis)

December 31, 2007 and 2006

(e)	Vesting

Participants are immediately vested in their contributions, allocated earnings or losses thereon, Safe Harbor matching contributions, and amounts transferred from other plans. A participant forfeits the balance of his or her employer contributions account if he or she terminates employment for reasons other than disability or death with less than one year of employment. After attaining one year of credited service, a participant’s employer matching contributions becomes vested as follows:

Years of credited service	Percentage of employer account vested
Less than 1	0%
1, but less than 2	25
2, but less than 3	50
3, but less than 4	75
4 or more	100

A participant is 0% vested in his or her Success Share and Transition contributions, including allocated earnings or losses thereon, until the completion of five years of service at which time a participant is 100% vested.

(f)	Participant Loans

Participants may borrow from their accounts a minimum of $1,000, up to the lesser of $50,000 or 50% of their vested account balances. Loan terms range from 1-5 years or up to 10 years for the purchase of a primary residence. Participant loans are secured by the balances in their accounts. Interest is charged on participant loans at the prime rate plus 1.5%. Principal and interest on participant loans are paid ratably though payroll deductions.

(g)	Payment of Benefits

Distributions to participants or their beneficiaries take place upon separation of service, retirement, permanent and total disability, or death. Distributions may be in lump sum amounts or in a series of equal installment payments over a period not to exceed the life expectancy of the participant or the designated beneficiary.

(h)	Forfeited Accounts

At December 31, 2007 and 2006, forfeited nonvested accounts totaled $20,725 and $10,088, respectively. These accounts will first be used to pay Plan expenses and then used to reduce future employer contributions. In 2007 and 2006, Plan expenses and employer contributions were reduced by $29,331 and $30,316, respectively.

6	(Continued)

WOLVERINE TUBE, INC. SAVINGS PLAN

Notes to Financial Statements

(Modified Cash Basis)

December 31, 2007 and 2006

(i)	Administrative Expenses

Most administrative expenses of the Plan (including legal, accounting and trustee fees) are paid by the Company.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Presentation

The accompanying financial statements have been prepared on the modified cash basis of accounting, which is an acceptable alternative method of reporting under regulations issued by the Department of Labor. Investments are reported at fair value as prescribed by the Department of Labor. Dividend and interest income and contributions are recorded when received rather than when earned. Unrealized appreciation or depreciation in the fair value of investments is recognized currently.

(b)	Use of Estimates

The preparation of financial statements on the modified cash basis requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

(c)	Investment Valuation

The Plan’s investments are stated at fair value. The fair values of units owned by the Plan in pooled separate accounts are based on quoted redemption values on the last trade date of the Plan year. Common stock is valued at the close price on the last trade date of the Plan year. Participant loans are valued at their outstanding balances, which approximate fair value.

Investment contracts held in the Guaranteed Income Fund of Prudential Retirement Insurance Company are recorded at their contract value. As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP) investment contracts held by a defined-contribution plan are required to be reported at fair value. The Plan adopted FSP AAG INV-1 in 2006. The adoption did not have a material effect on the Plan’s financial statements as interest rates are adjusted to market semi-annually. Accordingly, contract value, which represents net contributions plus interest at the contract rate, approximates fair value. The contracts are fully benefit responsive.

Investment contracts held in the Guaranteed Income Fund of Prudential Retirement Insurance Company are credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The guaranteed investment contract issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan. The fair value of the investment contracts held by the Guaranteed Income Fund approximates contract value.

Because the guaranteed investment contract is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the guaranteed investment contract.

7	(Continued)

WOLVERINE TUBE, INC. SAVINGS PLAN

Notes to Financial Statements

(Modified Cash Basis)

December 31, 2007 and 2006

Contract value, as reported to the Plan by Prudential, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investments at contract value.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is based on a formula agreed upon with the issuer, but it may not be less than 1.5%. Such interest rates are reviewed on a semi-annual basis for resetting.

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (1) amendments to the Plan documents, (2) changes to Plan’s prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the Plan sponsor or other plan sponsor events that cause a significant withdrawal from the Plan, or (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under Employee Retirement Income Security Act of 1974. The Plan administrator does not believe that the occurrence of any such value event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

The guaranteed investment contract does not permit the insurance company to terminate the agreement prior to the scheduled maturity date.

	2007	2006
Average yields:
Based on actual earnings	3.50%	3.50%
Based on interest rate credited to participants	3.50%	3.50%

The Plan presents in the statement of changes in net assets available for benefits the net appreciation in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation on those investments. Purchases and sales of investments are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

(d)	Benefit Payments

Benefits are recorded when paid.

(e)	Recent Accounting Pronouncements

In July 2006, Financial Accounting Standards Board (FASB) Interpretation No. 48, Accounting for Uncertainty in Income Taxes — An Interpretation of FASB Statement No. 109, (FIN 48) was issued. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with Statement of Accounting Standards (SFAS) No. 109, Accounting for Income Taxes. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The new standard also provides guidance on various income tax accounting issues, including derecognition, classification, interest, and penalties, accounting in interim periods, disclosure, and transition.

8	(Continued)

WOLVERINE TUBE, INC. SAVINGS PLAN

Notes to Financial Statements

(Modified Cash Basis)

December 31, 2007 and 2006

FIN 48 was effective for fiscal years beginning January 1, 2007. The Plan’s adoption of FIN 48 on January 1, 2007 did not have a material impact on the statement of net assets available for plan benefits or statement of changes in net assets available for plan benefits.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (SFAS 157). SFAS 157 defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 applies to other accounting pronouncements that require or permit fair value measurements but does not require any new fair value measurements. SFAS 157 is effective for the fiscal year beginning January 1, 2008. In February 2008, the FASB issued FASB Staff Position No. FAS 157-2, Effective Date of FASB Statement No. 157 (FSP FAS 157-2), that delays the effective date of SFAS 157’s fair value measurement requirements for nonfinancial assets and liabilities that are not required or permitted to be measured at fair value on a recurring basis. Fair value measurements identified in FSP FAS 157-2 will be effective for the fiscal year beginning January 1, 2009. The adoption of SFAS 157 will primarily impact the valuation of the financial instruments, as discussed above, which we do not expect to materially impact the statement of net assets available for plan benefits or statement of changes in net assets available for plan benefits.

(3)	Investments

At December 31, 2007 and 2006, the Plan’s investments were held by Prudential Retirement Services, Inc.

During 2007 and 2006, the Plan’s investments (including investments bought, sold, as well as held during the year) appreciated (depreciated) in fair value as determined by quoted market prices as follows:

	2007	2006
Common stock	$(43,293)	(574,582)
Pooled separate accounts	2,458,366	3,358,242

	$2,415,073	2,783,660

9	(Continued)

WOLVERINE TUBE, INC. SAVINGS PLAN

Notes to Financial Statements

(Modified Cash Basis)

December 31, 2007 and 2006

The fair values of individual investments that represent 5% or more of the Plan’s net assets are as follows:

2007	Fair value
Investment contract, at contract value:
Guaranteed Income Fund	$18,793,855
Pooled separate accounts, at fair value:
Large Cap Growth/Goldman Sachs Fund	6,001,687
Small Cap Growth/Times Square Fund	3,115,770
Dryden S&P 500 Index Fund	6,564,327
Mid Cap Growth/Artisan	3,094,418

2006
Investment contract, at contract value:
Guaranteed Income Fund	$17,140,214
Pooled separate accounts, at fair value:
Large Cap Growth/Goldman Sachs Fund	5,088,251
Small Cap Growth/Times Square Fund	2,960,062
Dryden S&P 500 Index Fund	6,716,662

(4)	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

(5)	Income Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated November 25, 2005, that the Plan and related trust are designed in accordance with the applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC.

10	(Continued)

WOLVERINE TUBE, INC. SAVINGS PLAN

Notes to Financial Statements

(Modified Cash Basis)

December 31, 2007 and 2006

(6)	Related-Party Transactions

Plan investments are managed or sub-advised by Prudential Investment Management, LLC, an affiliate of Prudential Financial. The Plan’s purchase of investment products and services from Prudential qualify as party-in-interest transactions.

At December 31, 2007 and 2006, the Plan owned $134,552 (144,680 shares) and $198,744 (162,930 shares), respectively, in Wolverine Tube, Inc. common stock.

(7)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

(8)	Closure of Decatur, Alabama and Booneville, Mississippi Locations

Effective November 2, 2007, and as a result of the Board approved closure of the Decatur, Alabama and Booneville, Mississippi locations, to take place on or around December 31, 2007, a partial plan termination occurred. In connection therewith, employees of the Decatur, Alabama and Booneville, Mississippi locations, who were active participants in the Plan on November 2, 2007, became fully vested in their employer contributions upon the partial plan termination.

WOLVERINE TUBE, INC. SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

(Modified Cash Basis)

December 31, 2007

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(e) Current value
	Common stock:
*	Wolverine Tube, Inc.	Common stock (144,680 shares held)	$134,552
	Guaranteed income account:
*	Prudential Retirement Insurance and Annuity Company	Guaranteed Income Fund	18,793,855
	Pooled separate accounts:
*	Prudential Retirement Insurance and Annuity Company	Dryden S&P 500 Index Fund	6,564,327
		Oppenheimer Global Fund	2,371,300
		Large Cap Growth/Goldman Sachs Fund	6,001,687
		Small Cap Growth/Times Square Fund	3,115,770
		Mid Cap Growth/Artisan Fund	3,094,418
		Large Cap Value/AJO Fund	2,645,561
		Mid Cap Value/Wellington Management Fund	1,441,646
		Small Cap Value Fund/Integrity	538,320
		Intern Equity Fund/Julius Baer	1,818,386
		High Grade Bond Fund/BSAM	1,744,578
		Core Plus Bond Fund/PIMCO	1,837,217
		Prudential Direct Fund	833,847
		Prudential Lifetime Income & Equity Fund	98,377
		Prudential Lifetime Growth Fund	395,803
		Prudential Lifetime Conservative Fund	408,789
		Prudential Lifetime Balanced Fund	1,001,192

*	Participant loans	Participant loans:
		Various maturities through 2014, balance collateralized by participant accounts, interest rates ranging from 5.50% to 11%	2,246,238

			$55,085,863

*	Parties–in–interest

Column (d) has not been presented as all investments are participant directed.

See accompanying report of independent registered public accounting firm.

WOLVERINE TUBE, INC. SAVINGS PLAN

Schedule H, Line 4a – Schedule of Delinquent Participant Contributions

(Modified Cash Basis)

December 31, 2007

(a) Identity of party involved	(b) Relationship to Plan, employer, or other party-in-interest	(c) Description of transaction, including rate of interest	(d) Amount on line 4(a)
Wolverine Tube, Inc.	Plan sponsor	2007 employee deferrals not deposited to Plan in a timely manner (pay period end date April 5, 2007)	$72,448

See accompanying report of independent registered public accounting firm.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on their behalf by the undersigned hereto duly authorized.

Dated: July 25, 2008

WOLVERINE TUBE, INC. SAVINGS PLAN
By:	WOLVERINE TUBE, INC.

By:	/s/ Dave A. Owen
Dave A. Owen
Senior Vice President and
Chief Financial Officer

Exhibit Index

Exhibit No.	Description
23.1	Consent of Independent Registered Public Accounting Firm